YUKON NEVADA GOLD CORP. REPORTS FAVORABLE
DRILL RESULTS FROM JERRITT CANYON

Vancouver, Canada – August 07, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports favorable drill results from its wholly owned Jerritt Canyon producing gold mine north of Elko, Nevada.

The results, from a combination of underground and surface drilling, are likely to increase resources at the Smith Mine in Zone 7, Zone 9 and westerly along strike in Zone 2. The Smith Mine is one of two producing mines at the Jerritt Canyon Mining complex.

Zone 7 West Dash

Drifting in the first quarter of 2007 to create the base for a planned vent raise encountered unexpected mineralization south of the known Zone 7 resource which had not been intersected by surface exploration drilling. Production records indicate that 1,012 ounces of gold were produced from 2,520 short tons from the planned vent raise base and associated refuge bay in the first half of 2007.

Drilling to establish the limits of this mineralization and to find a more suitable location for the vent raise cut high grade gold values and will expand the resource for Zone 7 120 feet south of the model established at year end 2006. Drilling was accomplished with a Cubex underground reverse-circulation drill. Highlights of this drilling include are listed in Table 1.

Table 1.

Drill Hole Number	From		To		Thickness		Grade
	ft	m	ft	m	ft	m	Opt.	g/T
C70023	10	3.05	35	10.7	35	10.7	0.673	23.07
C70034	0	0	30	9.15	30	9.15	0.731	25.06
C70035	0	0	65	19.8	65	19.8	0.680	23.31
C70053	0	0	20	6.1	20	6.1	0.389	13.34
	35	10.7	90	27.4	55	16.8	0.646	22.15

Zone 9

Mineralization that extends eastward from the bottom of the Dash open pit was the target of surface drilling using a Reverse Circulation rotary drill above the Dash Mine high-wall. It is expected that the results will expand that resource eastward. Seven of the eight exploration drill holes cut intervals above 0.150 opt Au. These intervals are shown in Table 2. below.

Table 2.

Drill Hole Number	From		To		Thickness		Grade
	ft	m	ft	m	ft	m	Opt.	g/T
SH-1152A	475	144.8	510	155.5	35	10.7	0.276	9.46
includes	485	147.8	500	152.4	15	4.6	0.386	13.23
SH-1154A	475	144.8	490	149.4	15	4.6	0.404	13.85
SH-1155A	470	143	485	147.8	15	4.6	0.325	11.14
SH-1156A	505	154	525	161	20	6.1	0.551	18.89
SH-1170	480	146.3	505	153.9	25	7.6	0.261	8.95
SH-1171A	500	152.4	510	155.5	10	3.05	0.240	8.23
SH-172A	560	170.7	595	181.4	35	10.7	0.170	5.83
includes	560	170.7	575	175.3	15	4.6	0.310	10.63

Underground access (including secondary access) to the mineralization in Zone 9 is being established from the base of the Dash open pit mine.

Zone 2

Seven surface Reverse Circulation drill holes have targeted mineralization extending westward from Zone 2 in the Smith Mine in 2007. The holes have been spread from 800 to 2,000 feet west of the current underground mine activity in Zone 2. These drill holes are along strike of the basaltic dikes that appear to localize higher grade mineralization within the Hanson Creek Formation. Unfortunately, four of these holes failed to reach the targeted formation due to drilling difficulties. Three holes did reach the target: two of these are mineralized as indicated below and assays are pending for the third.

Drill holes SH-1165A and SH-1169A (these holes were drilled at -79 degrees and -58 degrees respectively), intersected the favorable stratigraphic horizon and were mineralized. Mineralized intervals for these drill holes are shown in Table 3. below; SH-1169A was designed as an in-fill hole and should help in understanding controls of mineralization in this zone.

Table 3.

Drill Hole Number	From		To		Thickness		Grade
	ft	m	ft	m	ft	m	Opt.	g/T
SH-1165A	1125	342.9	1140	347.6	15	4.6	0.399	13.68
SH-1169A	8980	271.3	920	280.5	30	9.2	0.245	8.39
	940	286.6	955	291.2	15	4.6	0.226	7.75
	975	297.3	995	303.4	25	7.6	0.246	8.42

From underground, the Zone 2 mineralization has also seen some growth along the strike of the N70°W striking R4 dike trend. One hole, C20434 encountered 15 feet (4.6m) of 0.160 opt (5.39 g/t) and finished in an additional 15 feet (4.6m) of 0.367 opt (12.6 g/t). Other drill holes appear to have limited the mineralization to the west.

There is a significant gap between the Zone 2 ore zone and the above mentioned Surface drilling. An underground core drilling program is scheduled to begin shortly to test this 600 foot drilling gap.

A map showing the locations of these drill holes is available on the Company’s web page www.yukon-nevadagold.com.

Assays from surface exploration holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated May 1st, 2007 and available on www.sedar.com. Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yngc.ca	www.chfir.com

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.